Exhibit 99.1

17 Education & Technology Group Inc. Announces First Quarter 2021 Unaudited Financial Results

BEIJING, China, May 24, 2021 — (GLOBE NEWSWIRE) —17 Education & Technology Group Inc. (NASDAQ: YQ) (“17EdTech” or the “Company”), a leading education technology company in China with an “in-school + after-school” integrated model, today announced its unaudited financial results for the first quarter ended March 31, 2021.

First Quarter 2021 Highlights1

•

Net revenues were RMB474.2 million (US$72.4 million), which exceeded the high-end of the Company’s guidance by RMB4.2 million and represented a year-over-year increase of 107.1% from RMB229.0 million in the first quarter of 2020.

•	Net revenues from online K-12 tutoring services were RMB463.0 million (US$70.7 million), representing a year-over-year increase of 118.0% from RMB212.4 million in the first quarter of 2020.

•

Gross billings of online K-12 tutoring services[2] (non-GAAP) were RMB603.5 million (US$92.1 million), representing a year-over-year increase of 125.7% from RMB267.4 million in the first quarter of 2020.

•	Paid course enrollments[3] were approximately 543 thousand, representing a year-over-year increase of 105.7% from approximately 264 thousand in the first quarter of 2020.

•	Gross margin was 60.4%, compared with 64.1% in the first quarter of 2020.

•	Net loss was RMB659.7 million (US$100.7 million), compared with net loss of RMB224.2 million in the first quarter of 2020.

•

Adjusted net loss[4] (non-GAAP), which excluded share-based compensation expenses of RMB70.8 million (US$10.8 million), was RMB588.8 million (US$89.9 million), compared with adjusted net loss (non-GAAP) of RMB178.7 million in the first quarter of 2020. Adjusted net loss (non-GAAP) as a percentage of net revenues was negative 124.2%, compared with negative 78.0% in the first quarter of 2020.

[1]	For a reconciliation of non-GAAP numbers, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” at the end of this press release.
[2]

“Gross billings of online K-12 tutoring services” for a specific period refer to the sum of cash received from each enrollment of the Company’s online K-12 tutoring courses in such period inclusive of the applicable value added tax (“VAT”) and surcharges, net of the total amount of refunds in such period.

[3]

“Paid course enrollments” for a certain period refer to the cumulative number of paid courses enrolled in and paid for by the Company’s students, including multiple paid courses enrolled in and paid for by the same student.

[4]	Adjusted net loss represents net loss excluding share-based compensation expenses.

•

Average MAUs[5] of in-school applications for students was 18.9 million, representing a year-over-year decrease of 5.5% from 20.0 million in the first quarter of 2020. MAUs of in-school applications for students in March, which was the first month of the spring semester, was 18.6 million, representing a decrease of 8.0% from 20.2 million in September 2020, which was the first month of the 2020 fall semester, or a year-over-year decrease of 21.3% from 23.6 million in March 2020. The year-over-year decrease in MAUs of in-school applications for students in March 2021 was partially attributable to the high level of MAUs in March 2020, during which period the schools in China were temporarily closed due to the COVID-19 pandemic, and the students were prompted to engage in more online education as they studied at home.

Mr. Andy Liu, Founder, Chairman and Chief Executive Officer of 17EdTech commented, “We had another quarter of robust top-line growth. Net revenues increased by 107.1% year over year to RMB474.2 million, which exceeded the high-end of our guidance by RMB4.2 million. The MAUs of our in-school applications for students also demonstrated strong resilience among the latest changes in regulatory environment. We are still confident that the room for growth of our in-school applications for students remain strong in the next few years.”

Mr. Michael Du, 17EdTech’s Director and Chief Financial Officer, commented “During this past winter vacation, we successfully managed our promotional course strategy and efficiency. We saw our operations achieving high growth while controlling new student acquisition expenses well. Our overall operational efficiency continued to improve as we scaled up after taking into consideration of seasonality.”

[5]

Average MAUs for a certain period is calculated by dividing (i) the sum of monthly active users (MAUs) for each month of such period by (ii) the number of months in such period. MAU for each month is the number of users that logged in to the in-school applications in that month at least once. When calculating MAU, each account is treated as a distinct user.

First Quarter 2021 Unaudited Financial Results

Net Revenues

The following table sets forth a breakdown of total revenues by amounts and percentages for the periods indicated (in thousands, except for percentages):

		For the three months ended March 31,
	2020		2021			Y/Y
	RMB	%	RMB	USD	%
Net revenues:
Online K-12 tutoring services	212,385	92.7%	463,000	70,668	97.6%	118.0%
Other educational services	16,663	7.3%	11,246	1,716	2.4%	-32.5%

Total	229,048	100.0%	474,246	72,384	100.0%	107.1%

Net revenues for the first quarter of 2021 were RMB474.2 million (US$72.4 million), which exceeded the high-end of the Company’s guidance by RMB4.2 million and represented a year-over-year increase of 107.1% from RMB229.0 million in the first quarter of 2020. The increase was primarily driven by an increase in net revenues from online K-12 tutoring services.

Net revenues from online K-12 tutoring services for the first quarter of 2021 were RMB463.0 million (US$70.7 million), representing a year-over-year increase of 118.0% from RMB212.4 million in the first quarter of 2020, accounting for 97.6% of total net revenues in the first quarter of 2021. Net revenues from online K-12 tutoring services in the first quarter of 2021 would have been higher, but the revenue recognition schedule was delayed by a late Chinese New Year in 2021, which led to a one-week delay in the Company’s spring semester course start date and thus, one whole week less of revenues were recognized in March 2021 compared with March 2020. The Company would also like to note that such variations in course start dates are likely to happen each year. The year-over-year increase in net revenues from online K-12 tutoring services was primarily driven by an increase in paid course enrollments. Paid course enrollments for the first quarter of 2021 were approximately 543 thousand, representing a year-over-year increase of 105.7% from approximately 264 thousand in the first quarter of 2020.

Net revenues from other educational services for the first quarter of 2021 were RMB11.2 million (US$1.7 million), representing a year-over-year decrease of 32.5% from RMB16.7 million in the first quarter of 2020.

Cost of Revenues

Cost of revenues for the first quarter of 2021 was RMB187.6 million (US$28.6 million), representing a year-over-year increase of 128.3% from RMB82.2 million in the first quarter of 2020. The increase was primarily due to increases in compensation costs for instructors and tutors and teaching material costs as the Company provided services to more students, which increase was largely in line with the growth of the Company’s net revenues from online K-12 tutoring services during the same period. The increase in the compensation costs for instructors and tutors was partially because we hired more tutors to prepare for the expected increase in enrollments in the 2021 spring semester.

Gross Profit and Gross Margin

Gross profit for the first quarter of 2021 was RMB286.6 million (US$43.7 million), representing a year-over-year increase of 95.2% from RMB146.9 million in the first quarter of 2020. The increase was primarily driven by the increase in the net revenues.

Gross margin for the first quarter of 2021 was 60.4%, compared with 64.1% in the first quarter of 2020. The decrease was attributable to the increase in cost of revenues.

Total Operating Expenses

The following table sets forth a breakdown of operating expenses by amounts and percentages of net revenues for the periods indicated (in thousands, except for percentages):

		For the three months ended March 31,
	2020		2021
	RMB	%	RMB	USD	%	Y/Y
Sales and marketing expenses	193,049	84.3%	613,527	93,643	129.4%	217.8%
Research and development expenses	132,689	57.9%	209,927	32,041	44.3%	58.2%
General and administrative expenses	48,895	21.3%	129,718	19,799	27.4%	165.3%

Total operating expenses	374,633	163.6%	953,172	145,483	201.0%	154.4%

Total operating expenses for the first quarter of 2021 were RMB953.2 million (US$145.5 million), including RMB70.8 million (US$10.8 million) of share-based compensation expenses, representing a year-over-year increase of 154.4% from RMB374.6 million in the first quarter of 2020.

Sales and marketing expenses for the first quarter of 2021 were RMB613.5 million (US$93.6 million), including RMB5.1 million (US$0.8 million) of share-based compensation expenses, representing a year-over-year increase of 217.8% from RMB193.0 million in the first quarter of 2020. The increase was primarily due to increases in promotional course6 expenses and salaries and welfare for sales and marketing personnel, as well as branding related expenses, as the Company enhanced its sales and marketing efforts to propel the growth of the Company’s after-school tutoring services. This was consistent with the fact that the number of new enrollments converted in winter 2021 more than doubled that in winter 2020.

Research and development expenses for the first quarter of 2021 were RMB209.9 million (US$32.0 million), including RMB11.0 million (US$1.7 million) of share-based compensation expenses, representing a year-over-year increase of 58.2% from RMB132.7 million in the first quarter of 2020. The increase was primarily due to an increase in salaries and welfare for research and development personnel.

General and administrative expenses for the first quarter of 2021 were RMB129.7 million (US$19.8 million), including RMB54.8 million (US$8.4 million) of share-based compensation expenses, representing a year-over-year increase of 165.3% from RMB48.9 million in the first quarter of 2020. The increase was primarily due to an increase in salaries and welfare for general and administrative personnel including an increase in share-based compensation expenses.

[6]	Promotional course refers to the online K-12 large-class after-school tutoring courses that are free.

Loss from Operations

Loss from operations for the first quarter of 2021 was RMB666.6 million (US$101.7 million), compared with RMB227.8 million in the first quarter of 2020. Loss from operations as a percentage of net revenues for the first quarter of 2021 was negative 140.5%, compared with negative 99.4% in the first quarter of 2020.

Net Loss

Net loss for the first quarter of 2021 was RMB659.7 million (US$100.7 million), compared with net loss of RMB224.2 million in the first quarter of 2020.

Adjusted Net Loss (non-GAAP)

Adjusted net loss (non-GAAP) for the first quarter of 2021 was RMB588.8 million (US$89.9 million), compared with RMB178.7 million in the first quarter of 2020. Adjusted net loss (non-GAAP) as a percentage of net revenues was negative 124.2% in the first quarter of 2021, compared with negative 78.0% in the first quarter of 2020.

Please refer to the attached table for a reconciliation of adjusted net loss (non-GAAP) to net loss under U.S. GAAP.

Share Outstanding

As of March 31, 2021, the Company had 482,364,736 ordinary shares issued and outstanding.

Cash and Cash Equivalents

Cash and cash equivalents were RMB2,240.3 million (US$341.9 million) as of March 31, 2021, compared with RMB2,835.0 million as of December 31, 2020.

Deferred Revenue (Current and Non Current)

Deferred revenue was RMB723.1 million (US$110.4 million) as of March 31, 2021, representing an increase of 20.9% from RMB598.3 million as of December 31, 2020. The increase was primarily attributable to the Company’s rapid business expansion.

Other Recent Developments

By April 2021, the Company had obtained three patents related to computer vision technologies. Another 33 patents related to computer vision technologies and automatic speech recognition and evaluation are in the application process.

In April 2021, the Company entered into strategic cooperation agreement with China Media Group’s Shanghai Bureau and PEP Digital Publishing Corporation Limited to jointly develop high-quality educational resources.

Business Outlook

Based on management’s current estimates, total revenues for the second quarter of 2021 are expected to be between RMB640.0 million and RMB660.0 million, representing a year-over-year increase of 135.8% to 143.2% from the second quarter of 2020.

The above forecast reflects 17EdTech’s current and preliminary view and is therefore subject to change. Please refer to the Safe Harbor Statement below for the factors that could cause actual results to differ materially from those contained in any forward-looking statement.

Conference Call Information

The Company will hold a conference call on Monday, May 24, 2021 at 9:00 p.m. U.S. Eastern Time (Tuesday, May 25, 2021 at 9:00 a.m. Beijing time) to discuss the financial results for the first quarter of 2021.

Please note that all participants will need to preregister online prior to the call to receive the dial-in details.

Please note that participants need to pre-register for the conference call participation by navigating to http://apac.directeventreg.com/registration/event/7198926. Once preregistration has been completed, participants will receive dial-in numbers, an event passcode, and a unique registrant ID.

To join the conference, please dial the number you receive, enter the event passcode followed by your unique registrant ID, and you will be joined to the conference instantly.

A telephone replay will be available two hours after the conclusion of the conference call through June 1, 2021. The dial-in details are:

International:     +61 2 8199 0299

U.S. toll free:     18554525696

Passcode:           7198926

Additionally, a live and archived webcast of this conference call will be available at https://ir.17zuoye.com/.

Non-GAAP Financial Measures

17EdTech’s management uses non-GAAP financial measures to gain an understanding of 17EdTech’s comparative operating performance and future prospects. Gross billings of online K-12 tutoring services and adjusted net loss are being used as non-GAAP measurements in evaluating the operating performance.

The Company defines gross billings of online K-12 tutoring services for a specific period as the sum of cash received from each enrollment of our online K-12 tutoring courses in such period inclusive of the applicable VAT and surcharges, net of the total amount of refunds in such period. The Company generally bills its students for the entire course fee at the time of sale of its courses and recognizes revenue proportionally as the classes are delivered over a period typically lasting four months or less. The Company also offers students a content playback service once each of the live tutoring class is delivered. In the content playback service, students have unlimited access to recorded audio-video content of the previous live tutoring classes for three years. The related revenue for playback is recognized proportionally over the playback period. The Company considers gross billings to be a valuable measure for monitoring the sales of our online courses and the business performance of its after-school tutoring services in general.

Adjusted net loss represents net loss excluding share-based compensation expenses and such adjustment has no impact on income tax.

Gross billings of online K-12 tutoring services and adjusted net loss are used by 17EdTech’s management in their financial and operating decision-making as a non-GAAP financial measure, because management believes it reflects 17EdTech’s ongoing business and operating performance in a manner that allows meaningful period-to-period comparisons. 17EdTech’s management believes that non-GAAP measures provide useful information to investors and others in understanding and evaluating 17EdTech’s operating performance in the same manner as management does, if they so choose. Specifically, 17EdTech believes the non-GAAP measures provide useful information to both management and investors by excluding certain charges that the Company believes are not indicative of its core operating results.

The non-GAAP financial measures have limitations. They do not include all items of income and expense that affect 17EdTech’s income from operations. Specifically, these non-GAAP financial measures are not prepared in accordance with GAAP, may not be comparable to non-GAAP financial measures used by other companies and, with respect to the non-GAAP financial measures that exclude certain items under GAAP, do not reflect any benefit that such items may confer to 17EdTech. Management compensates for these limitations by also considering 17EdTech’s financial results as determined in accordance with GAAP. The presentation of this additional information is not meant to be considered superior to, in isolation from or as a substitute for results prepared in accordance with US GAAP.

Exchange Rate Information

The Group’s business is primarily conducted in China and all of the revenues are denominated in Renminbi (“RMB”). However, periodic reports made to shareholders will include current period amounts translated into U.S. dollars (“USD” or “US$”) using the exchange rate as of balance sheet date, for the convenience of the readers. Translations of balances in the consolidated balance sheets and the related consolidated statements of operations, comprehensive loss, change in shareholders’ deficit and cash flows from RMB into USD as of and for the three months ended March 31, 2021 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.5518 representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on March 31, 2021. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on March 31, 2021, or at any other rate.

About 17 Education & Technology Group Inc.

17 Education & Technology Group Inc. is a leading education technology company in China with an “in-school + after-school” integrated model. The Company provides a smart in-school classroom solution that delivers data-driven teaching, learning and assessment products to teachers, students and parents, covering over 70,000 K-12 schools in 2020.

Leveraging the Company’s in-school leadership, 17EdTech offers online K-12 large-class after-school tutoring services that complement students’ in-school learning. Powered by its integrated model and technology, 17EdTech’s online K-12 large-class after-school tutoring courses stand out in terms of its unique approach to personalization, realized through a data-driven understanding of individual students’ in-school performance, as well as district-level localized insights.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about 17EdTech’s beliefs and expectations, are forward-looking statements. 17EdTech may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 17EdTech’s growth strategies; its future business development, financial condition and results of operations; its ability to continue to attract and retain users, convert non-paying users into paying users and increase the spending of paying users, the trends in, size of, and relevant government policies and regulations relating to China’s online education market; its expectations regarding demand for, and market acceptance of, its products and services; its expectations regarding its relationships with business partners; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in 17EdTech’s filings with the SEC. All information provided in this press release is as of the date of this press release, and 17EdTech does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

17 Education & Technology Group Inc.

Mr. Raymond Huang

E-mail: ir@17zuoye.com

Christensen

In China

Mr. Eric Yuan

Phone: +86-138-0111-0739

E-mail: Eyuan@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

E-mail: lbergkamp@christensenir.com

17 EDUCATION & TECHNOLOGY GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of RMB and USD, except for share and per ADS data, or otherwise noted)

	As of December 31,	As of March 31,
	2020	2021	2021
	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	2,834,962	2,240,347	341,944
Restricted cash	170	170	26
Prepaid expenses and other current assets	211,448	185,724	28,347

Total current assets	3,046,580	2,426,241	370,317

Non-current assets
Property and equipment, net	105,223	142,284	21,717
Right-of-use assets	200,157	250,606	38,250
Other non-current assets	37,782	36,461	5,565

TOTAL ASSETS	3,389,742	2,855,592	435,849

LIABILITIES
Current liabilities
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to the Group of RMB213,481 and RMB145,134 as of December 31, 2020 and March 31, 2021, respectively)	539,787	424,987	64,866
Deferred revenue, current (including deferred revenue, current of the consolidated VIEs without recourse to the Group of RMB571,827 and RMB710,844 as of December 31, 2020 and March 31, 2021, respectively)	596,307	720,776	110,012
Operating lease liabilities, current (including operating lease liabilities, current of the consolidated VIEs without recourse to the Group of RMB46,835 and RMB52,948 as of December 31, 2020 2021, respectively)	69,409	82,326	12,565

Total current liabilities	1,205,503	1,228,089	187,443

	As of December 31,	As of March 31,
	2020	2021	2021
	RMB	RMB	USD
Non-current liabilities
Deferred revenue, non-current (including deferred revenue, non-current of the consolidated VIEs without recourse to the Group of RMB1,982 and RMB2,372 as of December 31, 2020 and March 31, 2021, respectively)	1,982	2,372	362
Operating lease liabilities, non-current (including operating lease liabilities, non-current of the consolidated VIEs without recourse to the Group of RMB56,427 and RMB79,973 as of December 31, 2020 and March 31, 2021, respectively)	118,107	150,577	22,983

TOTAL LIABILITIES	1,325,592	1,381,038	210,788

SHAREHOLDERS’ EQUITY
Class A ordinary shares	275	277	42
Class B ordinary shares	38	38	6
Additional paid-in capital	10,653,403	10,724,270	1,636,843
Accumulated other comprehensive income	49,614	48,836	7,454
Accumulated deficit	(8,639,180)	(9,298,867)	(1,419,284)

TOTAL SHAREHOLDERS’ EQUITY	2,064,150	1,474,554	225,061

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY	3,389,742	2,855,592	435,849

17 EDUCATION & TECHNOLOGY GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of RMB and USD, except for share and per ADS data, or otherwise noted)

	For the three months ended March 31,
	2020	2021	2021
	RMB	RMB	USD
Net revenues	229,048	474,246	72,384
Cost of revenues (Note 1)	(82,192)	(187,625)	(28,637)

Gross profit	146,856	286,621	43,747

Operating expenses (Note 1)
Sales and marketing expenses	(193,049)	(613,527)	(93,643)
Research and development expenses	(132,689)	(209,927)	(32,041)
General and administrative expenses	(48,895)	(129,718)	(19,799)

Total operating expenses	(374,633)	(953,172)	(145,483)

Loss from operations	(227,777)	(666,551)	(101,736)

Interest income	1,584	6,997	1,068
Interest expense	(1,021)	—	—
Foreign currency exchange gain (loss)	256	(947)	(145)
Other income, net	2,751	814	124

Loss before provision for income tax	(224,207)	(659,687)	(100,689)

Income tax expenses	—	—	—

Net loss	(224,207)	(659,687)	(100,689)

Accretion of convertible redeemable preferred shares	(124,424)	—	—

Net loss available to ordinary shareholders of 17 Education & Technology Group Inc.	(348,631)	(659,687)	(100,689)

Net loss per ordinary share
Basic and diluted	(6.03)	(1.37)	(0.21)

Net loss per ADS (Note 2)
Basic and diluted	(15.08)	(3.43)	(0.53)

Weighted average shares used in calculating net loss per ordinary share
Basic and diluted	57,864,058	481,378,409	481,378,409

Note 1: Share-based compensation expenses were included in the cost and operating expenses as follows:

	For the three months ended March 31,
	2020	2021	2021
	RMB	RMB	USD
Share-based compensation expenses:
Sales and marketing expenses	3,031	5,075	775
Research and development expenses	17,382	10,963	1,673
General and administrative expenses	25,055	54,811	8,366

Total	45,468	70,849	10,814

Note 2: Two ADSs represent five Class A ordinary shares.

17 EDUCATION & TECHNOLOGY GROUP INC.

Reconciliations of non-GAAP measures to the most comparable GAAP measures

(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the three months ended March 31,
	2020	2021	2021
	RMB	RMB	USD
Net revenues of online K-12 tutoring services	212,385	463,000	70,668

Add: VAT and surcharges	12,743	27,780	4,240
Add: ending deferred revenue	263,348	691,352	105,521
Add: ending refund liability	3,751	9,124	1,393
Less: beginning deferred revenue	218,919	564,911	86,222
Less: beginning refund liability	5,907	22,869	3,490

Gross billings of online K-12 tutoring services (non-GAAP)	267,401	603,476	92,110

	For the three months ended March 31,
	2020	2021	2021
	RMB	RMB	USD
Net Loss	(224,207)	(659,687)	(100,689)
Share-based compensation	45,468	70,849	10,814

Adjusted net loss	(178,739)	(588,838)	(89,875)